

12025095



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/13/12

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-12

Re: Intel Corporation
Incoming letter dated January 13, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to Intel by the NorthStar Asset Management Funded, Inc. Pension Plan. We also have received a letter on the proponent's behalf dated February 14, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

February 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 13, 2012

The proposal recommends that the board adopt a policy under which the proxy statement for each annual meeting will contain a proposal with specified features relating to political contributions.

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 14, 2012

Via Electronic Mail
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Intel Corporation Seeking Policy Regarding Say on Political Contributions, Submitted by NorthStar Asset Management Inc. Fund Pension Plan

Dear Sir/Madam:

NorthStar Asset Management Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of Intel Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 13, 2012, sent to the Securities and Exchange Commission Staff (the "Staff") by Ronald O. Mueller. In that letter, the Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(3).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Ronald Mueller, Gibson, Dunn & Crutcher, LLP.

The Company asserts that the proposal is vague and misleading under Rule 14a-8(i)(3). The pivotal question is whether stockholders voting on the proposal, or the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires. See Staff Legal Bulletin No. 14B (CF)

The Staff previously considered and rejected assertions of vagueness for a nearly identical proposal in Home Depot (March 25, 2011). In that instance, the Company had made several of the same arguments attempted here by the Company, including the assertion that the stockholders would be unable to determine the subject matter of the vote required by the Proposal. The staff rejected such argument.

In the present case, the Company's letter goes to inventive lengths to attempt to insert ambiguities into the Proposal where there are none. For instance, the letter from Ronald Mueller states that shareholders would not know whether the proposal is asking for the company to adopt new values, even though nowhere in the Proposal is the idea that the Company should establish new values even intimated or implied. The emphasis of the Proposal is very clearly on establishing the congruency of the Company's values against its spending practices, which is what is clearly articulated in the proposal. In context, the shareholders would not be confused or unable to determine the intent of the Proposal.

The Company asserts that the Proposal fails to describe the scope of the report required under the Proposal's section requiring an "analysis of the congruency with company values and policies of the company's and INTPAC's policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year." The Company asserts that it is unclear *what* company values and policies and what policies on electioneering and political contributions and communications are to be encompassed by the report. The Company asserts that the proposal does not identify the Company "values and policies" that are to be analyzed, in the context of Intel's specific statements on its values and policies, that the Supporting Statements add to the uncertainty about what "values and policies" are being referred to. Strangely, and seemingly undermining its own argument, the Company's letter goes on to set forth at length the Company's published values and public policy positions.

The Supporting Statement clearly identifies examples of incongruities between the Company's published values and its known contributions. This advocacy does not add any ambiguity to the overarching request of the proposal, which is to ensure analysis of whether the Company's political spending policies are aligned with its stated and articulated values and policies.

The Company goes on to assert further that shareholders would be unable to determine the subject matter of the vote required by the Proposal. This was one of the assertions previously made by Home Depot and rejected by the Staff.

The Proposal clearly states that the Proxy would contain a report of the Company's policies on electioneering contributions, past spending, future spending plans, and then provide an advisory vote to approve or disapprove of those "policies and future plans." From its title through the language of the resolve clause, it is clear that this is a proposal focusing on political contributions. There is no vagueness in the context of this resolve clause regarding which "policies" or "future plans" the shareholders would be voting on. Indeed, it is clear that a vote would be a plebiscite on both the electioneering contributions policies and the future plans.

The Company goes on to assert that the advisory vote might be construed to indicate this approval of the Company's values and policies. However, reading the proposal in the context, from the heading and the entire context of the resolve clause, no shareholder would be so confused regarding the proposal. That is, the Proposal is very clearly about shareholder review of the company's political contributions, and whether they are congruent with stated values, not a review of its overarching values.

Conclusion

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management
Ronald Mueller, Gibson, Dunn & Crutcher LLP, rmueller@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 42376-00006

January 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of the NorthStar Asset Management, Inc. Funded Pension Plan
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Stockholders' Meeting (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and recitals and a statement in support thereof (the "Supporting Statements") received from the NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> **Resolved:** Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on political contributions describing:
>
> - any political contributions known to be anticipated during the forthcoming fiscal year,
> - the total amount of such anticipated expenditures,
> - management's analysis of the congruency with company values and policies of the company's and INTCPAC's policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year;
> - and providing an advisory shareholder vote on those policies and future plans.

A copy of the Proposal, the Supporting statements and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

A. *The Proposal Is Excludable Because It Fails To Sufficiently Describe The Scope of the Report Required Under the Proposal.*

The third prong of the Proposal requires management to prepare and include in the proxy statement proposal on political contributions an "analysis of the congruency with company values and policies of the company's and INTCPAC's policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year." However, it is unclear what "company values and policies" and what "policies on electioneering and political contributions and communications" are to be encompassed by the required report. The Staff has permitted the exclusion of stockholder proposals that—just like the Proposal—fail to sufficiently describe a substantive provision referenced in the proposal. For example, in *Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal which sought for Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Electric Co.* (avail. Jan. 21, 2011) (Freeda) (proposal requesting specified changes to senior executive compensation excludable because "in applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *AT&T Inc. (recon.)* (avail. Feb 16, 2010) (concurring with the exclusion of a proposal that failed to define "grassroots lobbying communications"); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal that the board implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant manager).

Here, part of the disclosure called for under the Proposal would consist of "management's analysis of the congruency with company values and policies of the company's and INTCPAC's policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year." However, the Proposal does not define or identify the Company "values and policies" that are to be analyzed under the Proposal, and in the context of Intel's specific statements on its values and policies, the Supporting Statements add to the uncertainty over what "values and policies" are being referred to, such that neither stockholders nor the Company would know what this analysis is supposed to address. The Proposal fails to provide any definition of the Company's "values and policies." The Company has published a set of "Intel Values" at http://www.intel.com/lifeatintel/values, and discloses its public policy positions at http://www.intel.com/content/www/us/en/company-overview/public-policy.html. The Proposal, however, does not reference, describe or quote from these Intel values and policies. Instead, the recitals in the Supporting Statements quote a statement on climate change from Intel's website and quote Intel's nondiscrimination and workplace anti-harassment policies. It is unclear from the Proposal whether the analysis is supposed to address the congruency with just the "values and policies" that are quoted in the Supporting Statements, or whether the quoted values and policies are provided only as an example of what is to be encompassed by the analysis. If the latter, then the scope of what the Proposal is intended to encompass by its reference to the "company values and policies" is unclear, other than the fact that it appears to be beyond what the Company has published as the "Intel Values" and as its public policy positions.

Likewise, neither stockholders nor the Company can determine from the Proposal and its Supporting Statements what "policies on electioneering and political contributions and communications" are intended to be covered by the Proposal. Here again, the Company has disclosed on its website the Intel Political Accountability Guidelines, posted at http://www.intel.com/content/www/us/en/policy/policy-political-accountability.html, but the Supporting Statements ask the Company to establish other policies on political contributions, stating that "proponents believe Intel Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions." Thus, again, instead of helping to clarify the intention of the Proposal, the Supporting Statements only add to the ambiguity by making it unclear whether the "policies on electioneering and political contributions and communications" referenced in the Proposal are some existing policies or are policies that the Proponents believe should be established in the future.

Understanding the scope of what is required to be addressed in the analysis required under the Proposal is critical to understanding the Proposal. The required analysis and disclosure will be very different if it must compare a political contribution policy against the values and policies cited in the Supporting Statement from what would be produced if the comparison must be made against the Intel Values and Intel public policy positions (and as well would be very different if the analysis must encompass any statement on the Company's website that might be viewed as encompassed by a broad definition of a Company "value" or "policy"). Likewise, the scope of the analysis will be very different if it is to address Intel's Political Accountability Guidelines or, as suggested by the Supporting Statements, by some policies that are to be established to "minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions." Thus, because the scope of the analysis and disclosure required under one element of the Proposal is "so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail," the Proposal can be excluded in its entirety under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because Stockholders Would Be Unable To Determine The Subject Matter of the Vote Required By The Proposal.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where the stockholders would not be able to determine the effect of implementing proposal. For example, in *Amazon.com, Inc.* (avail. Apr. 7, 2010), the Staff confronted a proposal which requested that, at certain special meetings, "shareholders will have no less rights . . . than management" had at other meetings. The Staff concurred that this proposal could be excluded, as the word "rights" could refer to at least four categories of rights, and neither stockholders nor the company could determine which category the proposal intended. Further, in *Bristol-Myers Squibb Co.* (avail. Feb. 19, 2009), the proposal requested that the company amend its governing documents to grant stockholders the right to call a special meeting of stockholders and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The Staff concurred with the company's argument that the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a stockholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to stockholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to stockholders also be applied to "management and/or the board." *See also The Dow Chemical Co.* (avail. Feb. 17, 2009); *General Electric Co.* (avail. Jan. 26, 2009).

The fourth prong of the Proposal is vague and indefinite because stockholders voting on the proposal would not be able to determine the scope of the advisory vote proposed. The fourth prong, immediately following the provision discussed above which requires that management analyze and disclose the congruency of company "values and polices" with "policies on electioneering and political contributions and communications," requires that the Company provide "an advisory shareholder vote on <u>those policies</u> and future plans" (emphasis added). A stockholder attempting to vote on the Proposal would not be able to tell whether it would provide: (i) an advisory stockholder vote on Intel "policies" (but not the "values") addressed in the analysis; (ii) an advisory stockholder vote on the "policies on electioneering and political contributions and communications"; or (iii) an advisory stockholder vote on all of the policies referenced in the third prong of the Proposal (noting that, as discussed in Section A above, neither the Proposal nor its Supporting Statements define or explain what "policies" are encompassed by the references in the third bullet point.

The effect of an advisory vote under each possible interpretation is significantly different, as it is unclear whether stockholder disapproval would indicate disapproval of the Company's political expenditures policies or disapproval of the Company's values and policies. Again, the Supporting Statements do not provide any clarity on the scope of the vote requested in the Proposal, and the first line of the Proposal itself refers to future proxy statements containing "a proposal on political contributions," with there being no reference to an advisory vote on "policies" until the fourth prong of the Proposal. Without greater clarity on what the reference to "those policies" is intended to encompass, stockholders and the Company could interpret the Proposal in dramatically different ways. *See Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *see also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the [c]ompany . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with the precedent cited above, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Irving S. Gomez, Intel Corporation
Julie N.W. Goodridge, The NorthStar Asset Management, Inc. Funded Pension Plan

101208250.11

EXHIBIT A

received
12-6-11


RTHSTAR ASSET MANAGEMENT INC

November 30, 2011

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Klafter:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Intel Corporation common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy under which shareholders are given an advisory vote on our Company's political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Intel Corporation to create a policy providing an advisory shareholder vote on poltical contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Say on Political Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," striking down elements of the previously well-established McCain-Feingold law, and resulting in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe Intel Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, Intel's website states that "Intel believes that climate change is a serious economic, social and environmental challenge that warrants a serious societal response and this belief is reflected in our own stewardship actions. For more than a decade, Intel has been a leader in addressing climate change:..." Yet since 2009, Intel Corporation Political Action Committee (INTCPAC) designated more than a quarter of its contributions to politicians voting against the *American Clean Energy and Security Act of 2009* (H.R. 2454) and voting to deregulate greenhouse gases (H.R. 910).

Whereas, Intel has a firm nondiscrimination policy which states that "Intel does not unlawfully discriminate on the basis of...sexual orientation [or] gender identity..." Furthermore, Intel has an anti-harassment policy describing Intel's commitment "to providing a workplace free of harassment based on...gender identity [or] sexual orientation..." Yet since 2009, INTCPAC designated more than 31% of its contributions to politicians voting against hate crimes legislation, against the repeal of Don't Ask Don't Tell, and/or sponsoring the Federal Marriage Amendment Act, which would eliminate same sex marriage across the nation.

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal on political contributions describing:

- any political contributions known to be anticipated during the forthcoming fiscal year,
- the total amount of such anticipated expenditures,
- management's analysis of the congruency with company values and policies of the company's and INTCPAC's policies on electioneering and political contributions and communications, and of the resultant expenditures for the prior year and the forthcoming year;
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42376-00006

December 15, 2011

VIA FACSIMILE AND USPS
Julie N.W. Goodridge
President
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

Dear Ms. Goodridge:

I am writing on behalf of Intel Corporation (the "Company"), which received on December 6, 2011 the stockholder proposal entitled "Say on Political Contributions" that you submitted on behalf of the NorthStar Asset Management Funded Pension Plan (the "Plan") for consideration at the Company's 2012 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Plan's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Plan is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Plan has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Plan must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Plan's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Plan continuously held the requisite number of Company shares for at least one year; or

(2) if the Plan has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Plan has continuously held the requisite number of Company shares for the one-year period.

If the Plan intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Plan can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Plan's broker or bank is a DTC participant, then the Plan needs to submit a written statement from its broker or bank verifying that, as of the date the Proposal was submitted, the Plan continuously held the requisite number of Company shares for at least one year.

(2) If the Plan's broker or bank is not a DTC participant, then the Plan needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, the Plan continuously held the requisite number of Company shares for at least one year. The Plan should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, the Plan may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on account statements will generally be a DTC participant. If the DTC participant that holds the Plan's shares is not able to confirm the Plan's individual holdings but is able to confirm the holdings of the Plan's broker or bank, then the Plan needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from the Plan's broker or bank confirming the Plan's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to Irving S. Gomez, Senior Attorney, Corporate Legal Group, Intel Corp., 2200 Mission College Blvd., M/S RNB4-151, Santa Clara, California 95054. Alternatively, you may transmit any response to Mr. Gomez via facsimile at (408) 653-8050.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: Irving S. Gomez, Intel Corporation

Enclosures

101199089.1



December 16, 2011

Irving S. Gomez
Senior Attorney, Corporate Legal Group
Intel Corporation
2200 Mission College Blvd.
M/S RNB4-151
Santa Clara, CA 95054-1549

Dear Mr. Gomez:

Thank you for the letter sent to us in response to our shareholder proposal filed on November 30, 2011. Enclosed, please find a letter from our brokerage, Morgan Stanley Smith Barney (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Intel Corporation for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 2, 2011

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Klafter:

Morgan Stanley Smith Barney, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 30, 2011, the NorthStar Funded Pension Plan held 663 shares of Intel Corporation common stock valued at $16,515.33. Morgan Stanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since November 30, 2010 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42376-00006

December 20, 2011

VIA FACSIMILE AND USPS
Julie N.W. Goodridge
President
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

Dear Ms. Goodridge:

I am writing on behalf of Intel Corporation (the "Company"), which received on December 6, 2011 the stockholder proposal entitled "Say on Political Contributions" that you submitted on behalf of the NorthStar Asset Management Funded Pension Plan (the "Plan") for consideration at the Company's 2012 Annual Meeting of Stockholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains a procedural deficiency, in addition to the deficiency identified in my letter to you dated December 15, 2011, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Plan's attention. Pursuant to Rule 14a-8(c) of the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Proposal contains more than one stockholder proposal. Specifically, we believe that the third bullet requesting a written analysis by management is a separate and distinct matter from the requested stockholder vote on political contributions. The Plan can correct this procedural deficiency by indicating which proposal the Plan would like to submit and which proposal it would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to Irving S. Gomez, Senior Counsel, Corporate Legal Group, Intel Corp., 2200 Mission College Blvd., M/S RNB4-151, Santa Clara, California 95054. Alternatively, you may transmit any response to Mr. Gomez via facsimile at (408) 653-8050.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Ronald O. Mueller

cc: Irving S. Gomez, Intel Corporation

Enclosure

101206090.1

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 23, 2011

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Klafter,

Thank you for your letter of December 20. In our opinion, we have submitted only a single, coherent proposal and therefore we do not intend to revise it at this time. Also, we wish to note for the record that the proposal was submitted on November 30, 2011 and received by the company on December 1, 2011.

Sincerely,



Julie N.W. Goodridge
President
Plan Administrator and Trustee

CC: Ronald O. Mueller, Gibson, Dunn, and Crutcher LLP

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165